Condensed Consolidated Interim Financial Statements
Unaudited

Three and Six Months Ended June 30, 2024 and 2023

ENDEAVOUR SILVER CORP. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (unaudited) (expressed in thousands of US dollars)

	Notes	June 30, 2024	December 31, 2023
ASSETS

Current assets
Cash and cash equivalents		$68,097	$35,286
Other investments	4	558	5,135
Accounts and other receivables	5	26,983	22,276
Income tax receivable		1,729	3,268
Inventories	6	23,798	27,258
Prepaids and other assets		6,341	7,550
Total current assets		127,506	100,773

Non-current income tax receivable		3,940	4,262
Non-current IVA receivable	5	20,313	23,320
Non-current loans receivable	5	1,758	1,874
Deferred financing fees	9	4,138	7,545
Other non-current assets	8	43,122	22,376
Mineral properties, plant and equipment	8, 9	382,052	314,657

Total assets		$582,829	$474,807

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable, accrued liabilities and other current liabilities		$47,593	$46,582
Income taxes payable		9,076	7,801
Loans payable	9	3,395	3,861
Derivative liability	17	2,937	-
Total current liabilities		63,001	58,244

Loans payable	9	59,165	4,658
Provision for reclamation and rehabilitation		8,956	8,745
Deferred income tax liability		13,486	13,730
Other non-current liabilities		2,678	3,089
Derivative liability	17	6,316	-
Total liabilities		153,602	88,466

Shareholders' equity
Common shares		779,473	722,695
Contributed surplus		5,781	4,556
Retained deficit		(356,027)	(340,910)
Total shareholders' equity		429,227	386,341
Total liabilities and shareholders' equity		$582,829	$474,807

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board:

/s/ Margaret Beck	/s/ Daniel Dickson
Director	Director

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 2

ENDEAVOUR SILVER CORP. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS) (unaudited) (expressed in thousands of US dollars, except for shares and per share amounts)

		Three months ended		Six months ended
	Notes	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Revenue	11	$58,260	$50,071	$121,985	$105,532

Cost of sales:
Direct production costs		33,703	25,478	70,408	51,994
Royalties		5,648	5,749	12,056	12,284
Share-based compensation	10 (b)(c)	74	(294)	153	(162)
Depreciation		8,639	6,596	17,516	12,849
		48,064	37,529	100,133	76,965
Mine operating earnings		10,196	12,542	21,852	28,567

Expenses:
Exploration, evaluation and development	12	4,290	4,359	8,560	8,523
General and administrative	13	4,240	2,358	8,284	7,275
Write off of mineral properties		-	435	-	435
		8,530	7,152	16,844	16,233
Operating earnings		1,666	5,390	5,008	12,334

Finance costs		277	374	591	774

Other income (expense):
Foreign exchange gain (loss)		(3,998)	1,855	(2,819)	3,744
Loss on derivative contracts		(9,253)	-	(9,253)	-
Investment and other		570	(2,717)	603	1,427
		(12,681)	(862)	(11,469)	5,171
Earnings (loss) before income taxes		(11,292)	4,154	(7,052)	16,731

Income tax expense:
Current income tax expense		2,878	4,442	8,545	8,887
Deferred income tax expense (recovery)		(163)	766	(396)	2,442
		2,715	5,208	8,149	11,329
Net earnings (loss) and comprehensive earnings (loss)		$(14,007)	$(1,054)	$(15,201)	$5,402

Basic earnings (loss) per share		$(0.06)	$(0.01)	$(0.06)	0.03
Diluted earnings (loss) per share	10(f)	$(0.06)	$(0.01)	$(0.06)	0.03
Basic weighted average number of shares outstanding		242,899,679	191,446,597	235,201,630	190,867,192
Diluted weighted average number of shares outstanding	10(f)	242,899,679	191,446,597	235,201,630	192,811,731

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 3

ENDEAVOUR SILVER CORP. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited) (expressed in thousands of US dollars, except for shares and per share amounts)

	Notes	Number of shares	Share Capital	Contributed Surplus	Retained Deficit	Total Shareholders' Equity

Balance at December 31, 2022		189,995,563	$657,866	$6,115	$(348,087)	$315,894

Exercise of options	10 (b)	1,097,900	3,758	(1,305)	-	2,453
Settlement of performance and deferred share units	10 (c)	411,836	405	(2,817)	-	(2,412)
Share-based compensation	10 (b)(c)	-	-	2,040	-	2,040
Canceled options	10 (b)	-	-	(240)	240	-
Earnings for the period		-	-	-	5,402	5,402
Balance at June 30, 2023	191,505,299		$662,029	$3,793	$(342,445)	$323,377

Public equity offerings, net of issuance costs	10 (a)	25,740,193	60,666	-	-	60,666
Exercise of options	10 (b)	-	-	-	-	-
Share-based compensation	10 (b)(c)	-	-	1,577	-	1,577
Canceled options	10 (b)	-	-	(814)	814	-
Earnings for the period		-	-	-	721	721
Balance at December 31, 2023	217,245,492		$722,695	$4,556	$(340,910)	$386,341

Public equity offerings, net of issuance costs	10 (a)	27,540,971	53,608	-	-	53,608
Exercise of options	10 (b)	1,079,200	3,170	(1,023)	-	2,147
Canceled options	10 (b)	-	-	(84)	84	-
Share-based compensation	10 (b)(c)	-	-	2,332	-	2,332
Loss for the period		-	-	-	(15,201)	(15,201)
Balance at June 30, 2024		245,865,663	$779,473	$5,781	$(356,027)	$429,227

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 4

ENDEAVOUR SILVER CORP. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (unaudited) (expressed in thousands of US dollars)

		Three months ended		Six months ended
	Notes	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Operating activities
Net earnings (loss) for the period		$(14,007)	$(1,054)	$(15,201)	$5,402

Items not affecting cash:
Share-based compensation	10 (b)(c)	1,162	415	2,332	2,040
Depreciation	8	8,933	6,973	18,068	13,592
Write off of exploration properties	8	-	435	-	435
Deferred income tax expense (recovery)		(113)	766	(244)	2,442
Unrealized foreign exchange loss (gain)		2,196	519	2,332	1,614
Finance costs		277	374	591	774
Accretion of loans receivable		(59)	(114)	(134)	(207)
(Gain) loss on asset disposal		-	(5)	18	(67)
(Gain) loss on derivatives	17	9,253	-	9,253	-
(Gain) loss on other investments	4	424	3,150	1,285	53
Performance and deferred share units settled in cash		-	-	-	(2,118)
Net changes in working capital	14	4,301	(6,606)	(1,350)	(19,508)
Cash from operating activities		12,367	4,853	16,950	4,452

Investing activities
Payment for mineral properties, plant and equipment	8	(55,829)	(23,864)	(100,698)	(44,581)
Proceeds from disposal of other investments	4	649	1,846	3,292	1,846
Redemption of non-current deposits		-	(163)	-	(95)
Cash used in investing activities		(55,180)	(22,181)	(97,406)	(42,830)

Financing activities
Repayment of loans payable	9	(971)	(1,575)	(2,159)	(3,149)
Repayment of lease liabilities		(104)	(86)	(201)	(149)
Interest paid	9	(116)	(214)	(251)	(453)
Net proceeds from public equity offerings	10 (a)	14,698	-	53,608	-
Proceeds from exercise of options	10 (b)	2,147	641	2,147	2,453
Proceeds from loans payable		60,000	-	60,000	-
Proceeds from loans receivable		250	400	700	500
Payment of deferred financing fees		(35)	-	(731)	-
Performance and deferred share units witholding tax settlement		-	-	-	(294)
Cash from (used in) financing activities		75,869	(834)	113,113	(1,092)

Effect of exchange rate change on cash and cash equivalents		165	16	154	(417)

Increase (decrease) in cash and cash equivalents		33,221	(18,146)	32,811	(39,887)
Cash and cash equivalents, beginning of the period		34,876	61,650	35,286	83,391
Cash and cash equivalents, end of the period		$68,097	$43,504	$68,097	$43,504

Supplemental cash flow information (Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 5

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and six months ended June 30, 2024 and 2023
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

1. CORPORATE INFORMATION

Endeavour Silver Corp. (the "Company" or "Endeavour Silver") is a corporation governed by the Business Corporations Act (British Columbia, Canada). The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile and United States. The address of the registered office is #1130 - 609 Granville Street, Vancouver, B.C., V7Y 1G5.

2. BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements and should be read in conjunction with the Company's consolidated financial statements as at and for the year ended December 31, 2023.

The Board of Directors approved the consolidated financial statements for issue on July 31, 2024.

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

These consolidated financial statements are presented in the Company's functional currency of US dollars and include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation of these subsidiaries.

3. MATERIAL ACCOUNTING POLICIES

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company's annual audited consolidated financial statements as at and for the year ended December 31, 2023, except as described below.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the annual audited consolidated financial statements for the year ended December 31, 2023 and should be read in conjunction with the Company's annual audited consolidated financial statements for the year ended December 31, 2023.

The accounting policies below have been applied consistently to all periods presented and by all subsidiaries in the group except for new accounting standards adopted during the year, which were adopted either on a prospective basis or on a modified retrospective basis, without restatement of comparative periods as described below.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 6

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and six months ended June 30, 2024 and 2023
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

Derivative financial instruments

The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations in commodity prices and other currencies against the US Dollar. Derivative financial instruments are measured at fair value at each reporting period. All derivative instruments not designated in a hedge relationship are classified as financial instruments at fair value through profit or loss. Changes in fair value of non-hedging derivative financial instruments are included in net earnings or loss.

Accounting standards adopted during the period

The Company applied Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants - Amendments to IAS 1, issued in 2020 and 2022, for the first time in its 2024 condensed consolidated interim financial statements. The amendments clarify certain requirements for determining whether a liability is classified as current or non-current and require new disclosures in the annual financial statements for non-current liabilities that are subject to covenants within 12 months after the end of the reporting period. The adoption of the amendments did not result in any adjustment to the condensed consolidated interim financial statements.

4. OTHER INVESTMENTS

	June 30, 2024	December 31, 2023
Balance, beginning of period	$5,135	$10,035
Investment additions, at cost	-	73
Proceeds from disposals	(3,292)	(2,451)
Loss on investments	(1,285)	(2,522)
Balance, end of period	$558	$5,135

The Company holds $516 in marketable securities that are classified as Level 1 and $42 in marketable securities that are classified as Level 3 in the fair value hierarchy (Note 17) and are classified as financial assets measured at FVTPL. Marketable securities classified as Level 3 in the fair value hierarchy are share purchase warrants and the fair value of the warrants at each period end has been estimated using the Black-Scholes Option Pricing Model.

5. ACCOUNTS AND OTHER RECEIVABLES

	June 30, 2024	December 31, 2023
Trade receivables	$6,838	$6,608
IVA receivable	18,463	12,564
Other receivables	682	1,654
Current portion of loan receivable	1,000	1,450
	$26,983	$22,276

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos mine. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate period end closing prices on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy (Note 17).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 7

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and six months ended June 30, 2024 and 2023
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

As at June 30, 2024, the total Mexican subsidiaries value added tax, Impuesto al Valor Agregado ("IVA"), receivable of $38,776 (December 31, 2023 - $35,884) has been allocated between the current portion of $18,463, which is included in accounts and other receivables, and a non-current portion of $20,313 (December 31, 2023 - $12,564 and $23,320 respectively). The non- current portion includes $1,760 (December 31, 2023 - $1,728) receivable in Guanacevi, which is currently under appeal and is unlikely to be received in the next 12 months, and $17,127 and $1,588 IVA receivable for Terronera and Pitarrilla respectively which has not been submitted for refund.

The Company has a loan receivable in the amount of $5,000 due in cash payments over a five year period of which $3,250 remains unpaid as of June 30, 2024. As of June 30, 2024, the carrying value of the loan receivable is $2,758, consisting of the current portion of $1,000 and non-current portion of $1,758.

6. INVENTORIES

	June 30, 2024	December 31, 2023
Warehouse inventory	$14,163	$12,885
Stockpile inventory	2,089	3,279
Finished goods inventory	6,065	9,491
Work in process inventory	1,481	1,603
	$23,798	$27,258

The warehouse inventory balance at June 30, 2024 and December 31, 2023 includes a provision created in the prior years, in the amount of $1,179 at the Guanacevi mine and $1,038 at the Bolañitos mine.

7. RELATED PARTY TRANSACTIONS

The Company was charged $49 and $162 for legal services for the three and six months ended June 30, 2024 by a legal firm in which the Company's corporate secretary is a partner (June 30, 2023 - $218 and $286 respectively). The Company has $50 account payable to the legal firm as at June 30, 2024 (December 31, 2023 - $86).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 8

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and six months ended June 30, 2024 and 2023
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

8. MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties	Plant	Machinery & equipment	Building	Transport & office equipment	Total
Cost

Balance at December 31, 2022	$600,068	$96,860	$106,260	$20,356	$13,277	$836,821

Additions	56,753	36,754	12,134	5,194	2,382	113,217
Disposals	(674)	-	(417)	-	(623)	(1,714)
Balance at December 31, 2023	$656,147	$133,614	$117,977	$25,550	$15,036	$948,324
Additions	54,531	19,806	9,915	962	789	86,003
Disposals	-	(42)	(217)	-	(24)	(283)
Balance at June 30, 2024	$710,678	$153,378	$127,675	$26,512	$15,801	$1,034,044

Accumulated depreciation

Balance at December 31, 2022	$445,981	$84,034	$54,420	$9,381	$9,113	$602,929

Depreciation	20,723	1,598	7,241	365	1,581	31,508
Disposals	-	-	(177)	-	(593)	(770)
Balance at December 31, 2023	$466,704	$85,632	$61,484	$9,746	$10,101	$633,667
Depreciation	12,845	865	3,983	193	711	18,597
Disposals	-	(42)	(216)	-	(14)	(272)

Balance at June 30, 2024	$479,549	$86,455	$65,251	$9,939	$10,798	$651,992

Net book value
At December 31, 2023	$189,443	$47,982	$56,493	$15,804	$4,935	$314,657
At June 30, 2024	$231,129	$66,923	$62,424	$16,573	$5,003	$382,052

Included in mineral properties is $83,571 in acquisition costs for exploration properties and $100,044 for acquisition and development costs of development properties (December 31, 2023 - $80,231 and $59,682 respectively).

Other non-current assets include $42,047 of deposits related to items of property, plant and equipment at Terronera (December 31, 2023 - $20,952).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 9

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and six months ended June 30, 2024 and 2023
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

9. LOANS PAYABLE

	Debt Facility	Equipment financing	Total
Currency	USD	USD
Interest rate charged during the period	9.97%	5.61%
Year of maturity	2030	2026

Balance at December 31, 2022	$-	$14,510	$14,510

Finance cost	-	728	728
Repayments of principal	-	(5,991)	(5,991)
Repayments of finance costs	-	(728)	(728)

Balance at December 31, 2023	$-	$8,519	$8,519

Proceeds from drawdowns	60,000	-	60,000
Applied financing costs	(4,138)	-	(4,138)
Finance cost	1,613	202	1,815
Repayments of principal	-	(2,352)	(2,352)

Balance at June 30, 2024	$57,475	$6,369	$63,844

Less: Current portion of loans payable	$-	$3,395	$3,395
Less: Accrued Interest	$1,284	$-	$1,284

Balance: Non-current loans payable	$56,191	$2,974	$59,165

Debt Facility

On April 9, 2024, the Company drew the first tranche of the Debt Facility for the full balance of $60 million. The remaining $60 million as the second tranche remained fully committed and undrawn as at June 30, 2024. Subsequent to the period end, on July 15, 2024, the Company drew $15 million of the second tranche. As at the date of these interim financial statements, the remaining $45 million remains fully committed and undrawn.

As part of the Debt Facility agreement, the Company is maintaining a separate bank account used as a project cost overrun facility that can be used only for construction of the Terronera project. As of June 30, 2024, this account had a balance of $6,727 and is included in the cash and cash equivalents in the statement of financial position.

The Debt Facility is secured through corporate guarantees from the Company, certain of the Company's subsidiaries and a first ranking security interest over the Terronera project. The Debt Facility is subject to certain customary covenants including that at all times the corporate entity must maintain a cash balance in excess of $10,000 and the Reserve Tail Ratio must be in excess of 30%. Then at certain measurement dates, the following must be observed: Loan Life Coverage Ratio must be in excess of 1.3; Project Life Coverage Ratio must be in excess of 1.5; Historical Debt Service Coverage Ratio must be in excess of 1.25; Gross Leverage Ratio must be less than 3.5; and Interest Service Coverage Ratio must be in excess of 2.5. The definitions of capitalized terms used for the financial covenants are in the Debt Facility agreement. The Company was in compliance with the applicable covenants on June 30, 2024.

There are $4,138 deferred financing fees remaining presented as an asset in the statement of the financial position as of June 30, 2024, relating to the second tranche of Debt Facility.

Equipment financing

The equipment financing is secured by the underlying equipment purchased and is subject to various non-financial covenants and as at June 30, 2024 the Company was in compliance with these covenants. As at June 30, 2024, the net book value of equipment includes $12,757 (December 31, 2023 - $17,720) of equipment pledged as security for the equipment financing.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 10

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and six months ended June 30, 2024 and 2023
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

10. SHARE CAPITAL

(a) Common Shares

As of June 30, 2024, the Company had 245,865,663 common shares issued issuable and outstanding, with no par value (December 31, 2023 - 217,245,492). During the six months period ended June 30, 2024, the Company issued 27,540,971 common shares under the "At-The-Market" ("ATM") distributions equity facility (the "December 2023 ATM Facility") at an average price of $2.00 per share for gross proceeds of $55,151, less commission of $1,103 and recognized $440 of other transaction costs related to the ATM financing as share issuance costs, which have been presented net within share capital.

(b) Stock Options

Expressed in Canadian dollars	Six months ended June 30, 2024		Year ended December 31, 2023
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of period	3,488,291	$4.24	3,899,630	$4.09
Granted	1,969,000	$2.92	1,079,000	$4.12
Exercised	(1,079,200)	$2.70	(1,097,900)	$3.05
Expired and forfeited	(532,400)	$3.23	(392,439)	$5.76
Outstanding, end of period	3,845,691	$4.14	3,488,291	$4.24
Options exercisable at the end of the period	2,040,891	$5.00	2,798,934	$4.18

Subsequent to June 30, 2024, an additional 153,400 common shares were issued on the exercise of 153,400 options, with a weighted average exercise price of CAN$3.08.

Expressed in Canadian dollars
	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding as at	Weighted Average Remaining Contractual Life	Weighted Average Exercise	Number Exercisable as at	Weighted Average Exercise
Intervals	June 30, 2024	(Number of Years)	Price	June 30, 2024	Price
$2.00 - $2.99	1,998,000	4.0	$2.78	566,800	$2.38
$4.00 - $4.99	682,400	3.7	$4.12	328,000	$3.70
$5.00 - $5.99	84,000	2.3	$5.55	64,800	$1.48
$6.00 - $6.99	1,081,291	2.2	$6.54	1,081,291	$2.25
	3,845,691	3.4	$4.14	2,040,891	$2.49

During the three and six months ended June 30, 2024, the Company recognized share-based compensation expense of $421 and $1,132 respectively (June 30, 2023 - $331 and $946 respectively) based on the fair value of the vested portion of options.

The weighted-average fair values of stock options granted have been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Six months ended
	June 30, 2024	June 30, 2023
Weighted-average fair value of options in CAN$	$1.38	$2.21
Risk-free interest rate	3.75%	3.84%
Expected dividend yield	0%	0%
Expected stock price volatility	62%	70%
Expected options life in years	3.52	3.79

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 11

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and six months ended June 30, 2024 and 2023
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

(c)  Share Units Plan

Performance Share Units

The Performance Share Units ("PSU"s) granted are subject to a performance payout multiplier between 0% and 200% based on the Company's total shareholder return at the end of a three-year period, relative to the total shareholder return of the Company's peer group.

	Six months ended	Year ended
	June 30, 2024	December 31, 2023
	Number of units	Number of units

Outstanding, beginning of period	878,000	1,158,000
Granted	635,000	471,000
Cancelled	(274,000)	(140,000)
Settled for shares	-	(611,000)
Outstanding, end of period	1,239,000	878,000

Performance criteria are based on the Company's share price performance relative to a representative group of other mining companies. 200,000 PSUs vest on March 24, 2025, 384,000 PSUs vest on March 7, 2026, 595,000 PSUs vest on March 13, 2027 and 60,000 will vest once certain performance criteria are met.

During the three and six months ended June 30, 2024, the Company recognized share-based compensation expense of $323 and $763 respectively related to the PSUs (June 30, 2023 - $67 and $462 respectively).

Deferred share units (DSU's) - Equity Settled

The DSUs granted are vested immediately and are redeemable for shares at the time of a director's retirement.

	Six months ended	Year ended
	June 30, 2024	December 31, 2023
	Number of units	Number of units

Outstanding, beginning of period	330,078	104,596
Granted	212,798	225,482
Outstanding, end of period	542,876	330,078

There were 212,798 DSUs granted during the six months ended June 30, 2024 (June 30, 2023 - 209,237) under the SUP. During the three and six months ended June 30, 2024, the Company recognized share-based compensation expense of $418 and $435 respectively related to the DSUs (June 30, 2023 - $16 and $632 respectively).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 12

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and six months ended June 30, 2024 and 2023
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

(d) Cash Settled Deferred Share Units (No further grants to be made)

The Company previously had a Deferred Share Unit plan whereby deferred share units were granted to independent directors of the Company in lieu of compensation in cash or share purchase options. These Deferred Share Units vested immediately and are redeemable for cash, based on the market value of the units at the time of a director's retirement. Upon adoption of the SUP plan in March 2021, no new cash-settled Deferred Share Units will be granted under this cash settled plan.

Expressed in Canadian dollars	Six months ended		Year ended
	June 30, 2024		December 31, 2023
	Number of Units	Weighted Average Grant Price	Number of Units	Weighted Average Grant Price

Outstanding, beginning of period	1,044,204	$3.19	1,044,204	$3.19
Redeemed	-	-	-	-
Outstanding, end of period	1,044,204	$3.19	1,044,204	$3.19
Fair value at period end	1,044,204	$3.26	1,044,204	$2.60

During the three and six months ended June 30, 2024, the Company recognized a mark to market expense on cash-settled Deferred Share Units related to director's compensation , which is included in general and administrative salaries, wages and benefits, of $1,158 and $1,624 respectively (June 30, 2023 - a mark to market recovery of $994 and $341 respectively) based on the change in the fair value of the cash-settled Deferred Share Units granted in prior years. As of June 30, 2024, deferred share units outstanding have a fair market liability value of $3,672 (December 31, 2023 - $2,048) recognized in accounts payable and accrued liabilities.

(e) Share Appreciation Rights

As part of the Company's bonus program, the Company may grant share appreciation rights ("SARs") to its employees in Mexico and Chile. The SARs are subject to vesting conditions and, when exercised, constitute a cash bonus based on the value of the appreciation of the Company's common shares between the SARs grant date and the exercise date.

	Six months ended		Year ended
	June 30, 2024		December 31, 2023
	Number of Units	Weighted Average Grant Price	Number of Units	Weighted Average Grant Price

Outstanding, beginning of period	51,349	$5.07	181,739	$5.12
Cancelled	-	-	(130,390)	$5.13
Outstanding, end of period	51,349	$5.07	51,349	$5.07
Exercisable at the end of the period	43,870	$5.09	43,870	$5.09

During the three and six months ended June 30, 2024, the Company recognized an expense related to SARs, which is included in operation and exploration salaries, wages and benefits, of $nil and $1 respectively (June 30, 2023 - expense of $15 and $10 respectively) based on the change in the fair value of the SARs granted in prior years. As of June 30, 2024, SARs outstanding have a fair market liability value of $45 (December 31, 2023 - $43) recognized in accounts payable and accrued liabilities.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 13

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and six months ended June 30, 2024 and 2023
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

(f) Diluted Earnings per Share

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Net earnings (loss)	$(14,007)	$(1,054)	$(15,201)	$5,402
Basic weighted average number of shares outstanding	242,899,679	191,446,597	235,201,630	190,867,192
Effect of dilutive securities:
Stock options	-	-	-	752,706
Equity settled deferred share units	-	-	-	878,000
Performance share units	-	-	-	313,833
Diluted weighted average number of share outstanding	242,899,679	191,446,597	235,201,630	192,811,731

As of June 30, 2024, there are 3,322,323 anti-dilutive stock options (June 30, 2023 - 2,900,185).

11. REVENUE

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

Silver sales	$35,234	$31,544	$76,456	$70,164
Gold sales	23,474	19,322	46,470	36,819
Less: smelting and refining costs	(448)	(795)	(941)	(1,451)
Revenue	$58,260	$50,071	$121,985	$105,532

Changes in fair value from provisional pricing in the period are included in silver and gold sales.

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Revenue by product
Concentrate sales	$17,740	$13,960	$33,095	$25,745
Provisional pricing adjustments	83	(342)	(628)	(589)
Total revenue from concentrate sales	17,823	13,618	32,467	25,156
Refined metal sales	40,437	36,453	89,518	80,376
Total revenue	$58,260	$50,071	$121,985	$105,532

Provisional pricing adjustments on sales of concentrate consist of final pricing adjustments made on the finalization of the sales contract. The Company's sales contracts are provisionally priced with provisional pricing periods lasting typically one to three months with provisional pricing adjustments recorded to revenue as market prices vary.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 14

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and six months ended June 30, 2024 and 2023
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

12. EXPLORATION, EVALUATION AND DEVELOPMENT

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

Depreciation	$188	$317	$347	$595
Share-based compensation	127	112	278	243
Exploration salaries, wages and benefits	637	991	1,297	1,420
Direct exploration expenditures	1,828	1,508	3,458	3,054
Evaluation and development salaries, wages and benefit	705	561	1,459	1,006
Direct evaluation and development expenditures	805	870	1,721	2,205
	$4,290	$4,359	$8,560	$8,523

13. GENERAL AND ADMINISTRATIVE

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

Depreciation	$106	$54	$205	$116
Share-based compensation	961	599	1,901	1,960
Salaries, wages and benefits	979	993	2,161	2,160
Directors' DSU expense (recovery)	1,159	(994)	1,624	(341)
Direct general and administrative	1,035	1,706	2,393	3,380
	$4,240	$2,358	$8,284	$7,275

14. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Net changes in non-cash working capital:
Accounts and other receivables	$3,711	$(4,597)	$(5,663)	$(8,972)
Income tax receivable	1,565	1,695	1,861	3,858
Inventories	(2,249)	(6,200)	3,158	(9,293)
Prepaids	455	(367)	1,209	(1,749)
Accounts payable and accrued liabilities	(327)	251	(3,190)	(4,025)
Income taxes payable	1,146	2,612	1,275	673
	$4,301	$(6,606)	$(1,350)	$(19,508)

Non-cash financing and investing activities:
Reclamation included in mineral properties,
plant and equipment	$(448)	$(209)	$(550)	$(645)
Fair value of exercised options allocated to share capital	$(1,023)	$(359)	$(1,023)	$(1,305)
Fair value of PSUs allocated to share capital	$-	$-	$-	$(405)

Other cash disbursements:
Income taxes paid	$50	$670	$2,584	$2,529
Special mining duty paid	$-	$139	$2,574	$2,654

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 15

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and six months ended June 30, 2024 and 2023
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

15. SEGMENT DISCLOSURES

The Company's operating segments are based on internal management reports that are reviewed by the Company's executives (the chief operating decision makers) in assessing performance. The Company has two operating mining segments which are located in Mexico, Guanaceví and Bolañitos. The Company has one development project in Mexico, Terronera, as well as Exploration and Corporate segments. The Exploration segment consists of projects in the exploration and evaluation phases in Mexico, Chile and the USA. Exploration projects that are in the local district surrounding a mine are included in the mine's segments.

Three months ended June 30		Revenue	Cost of sales excluding depreciation	Depreciation	Mine operating earnings	Net earnings and comprehensive earnings

Guanaceví	2024	$40,436	$28,617	$5,965	$5,854	$4,165
	2023	36,452	20,410	3,381	12,660	7,677
Bolañitos	2024	17,824	10,808	2,674	4,342	3,928
	2023	13,619	10,523	3,215	(118)	(343)
Terronera	2024	-	-	-	-	(1,511)
	2023	-	-	-	-	(1,431)
Exploration	2024	-	-	-	-	(2,780)
	2023	-	-	-	-	(3,363)
Corporate	2024	-	-	-	-	(17,809)
	2023	-	-	-	-	(3,594)
Consolidated	2024	$58,260	$39,425	$8,639	$10,196	$(14,007)
	2023	50,071	30,933	6,596	12,542	(1,054)

The Exploration segment included $207 of costs incurred in Chile for the three months ended June 30, 2024 (June 30, 2023 - $801) and $18 of costs incurred in USA (June 30, 2023 - $16).

Six months ended June 30		Revenue	Cost of sales excluding depreciation	Depreciation	Mine operating earnings	Net earnings and comprehensive earnings

Guanaceví	2024	$89,518	$61,897	$11,780	$15,841	$8,448
	2023	80,376	45,092	6,855	28,429	17,431
Bolañitos	2024	32,467	20,720	5,736	6,011	5,255
	2023	25,156	19,024	5,994	138	(193)
Terronera	2024	-	-	-	-	(3,181)
	2023	-	-	-	-	(3,211)
Exploration	2024	-	-	-	-	(5,380)
	2023	-	-	-	-	(5,747)
Corporate	2024	-	-	-	-	(20,343)
	2023	-	-	-	-	(2,878)
Consolidated	2024	$121,985	$82,617	$17,516	$21,852	$(15,201)
	2023	105,532	64,116	12,849	28,567	5,402

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 16

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and six months ended June 30, 2024 and 2023
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

		Total Assets	Total Liabilities	Capital expenditures

Guanaceví	June 30, 2024	$120,198	$44,720	$9,961
	Dec 31, 2023	125,456	44,916	24,631
Bolañitos	June 30, 2024	47,217	9,057	4,465
	Dec 31, 2023	44,205	11,200	10,709
Terronera	June 30, 2024	290,335	91,981	73,858
	Dec 31, 2023	186,860	23,604	62,495
Exploration	June 30, 2024	87,685	465	330
	Dec 31, 2023	83,312	1,319	1,297
Corporate	June 30, 2024	37,394	7,379	-
	Dec 31, 2023	34,974	7,427	276
Consolidated	June 30, 2024	$582,829	$153,602	$88,614
	Dec 31, 2023	474,807	88,466	99,408

The Exploration segment included $635 of costs incurred in Chile for the six months ended June 30, 2024 (June 30, 2023 - $496) and $23 of costs incurred in USA (June 30, 2023 - $48).

16. COMMITMENTS & CONTINGENCIES

Commitments

As of June 30, 2024, the Company has $35,830 committed for capital equipment purchases.

Contingencies

Due to the nature of the Company's activities, various legal and tax matters are outstanding from time to time. The Company is routinely subject to audit by tax authorities in the countries in which it operates and has received a number of tax assessments in various locations, which are currently at various stages of progress with the relevant authorities. The outcomes of these audits and assessments are uncertain however, the Company is confident of its position on the various matters under review.

17. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

In connection with the Debt Facility (Note 9), on March 28, 2024, the Company entered into gold forward swap contracts to hedge against the fluctuation in gold prices. The gold forward swap contracts settle between January 2025 and March 2027, for 68,000 ounces of gold at $2,325 per ounce. The Company is also required to hedge a portion of the estimated remaining capital expenditures incurred in Mexican Pesos. On April 3, 2024, the Company entered into Mexican Peso forward purchase contracts for a total of approximately $45,000 over the construction period from April 2024 to December 2024 with a base price of 16.56 pesos per US dollar. As of June 30, 2024, of the Mexican Peso forward contracts originally established, $24,493 remains outstanding, with $20,507 executed during the three months ended June 30, 2024.

As at June 30, 2024, the Company has revalued the forward contracts to their respective fair values and as a result recorded a loss of $7,160 on the gold swap contracts and a loss of $2,093 on the Mexican Peso contracts in the condensed consolidated interim statement of earnings and loss for the period. As of June 30, 2024, the Company carries the combined derivative liability of $9,253 in the statement of financial position.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 17

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and six months ended June 30, 2024 and 2023
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

(a) Financial assets and liabilities

As at June 30, 2024, the carrying and fair values of the Company's financial instruments by category are as follows:

	Fair value through profit or loss $	Amortized cost $	Carrying value $	Fair value $

Financial assets:
Cash and cash equivalents	-	68,097	68,097	68,097
Other investments	558	-	558	558
Accounts and other receivables	6,838	555	7,393	7,393
Loans receivable	-	2,758	2,758	2,758
Total financial assets	7,396	71,410	78,806	78,806

Financial liabilities:
Accounts payable and accrued liabilites	3,716	37,637	41,353	41,353
Derivative liability	9,253	-	9,253	9,253
Loans payable	-	62,560	62,560	62,560
Total financial liabilities	12,969	100,197	113,166	113,166

(b) Fair value hierarchy

Assets and liabilities as at June 30, 2024 measured at fair value on a recurring basis include:

	Level 1 $	Level 2 $	Level 3 $	Total $

Financial assets:
Accounts and other receivables	-	6,838	-	6,838
Other investments	516	-	42	558
Total financial assets	516	6,838	42	7,396

Financial liabilities:
Cash-Settled Deferred Share Units	3,671	-	-	3,671
Share appreciation rights	-	45	-	45
Derivative liability	-	9,253	-	9,253
Total financial liabilities	3,671	9,298	-	12,969

The fair values of derivative liabilities are measured using Level 2 inputs. The fair values of the Company’s Peso forward purchase contracts are based on forward foreign exchange rates and the fair values of the Company’s gold swap contracts are based on forward metal prices.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 18

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and six months ended June 30, 2024 and 2023
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite #1130, 609 Granville Street
Vancouver, BC, Canada V7Y 1G5
Telephone: (604) 685-9775
1-877-685-9775
Website: www.edrsilver.com

DIRECTORS	Margaret Beck
Ricardo Campoy
Daniel Dickson
Amy Jacobsen
Rex McLennan
Kenneth Pickering
Mario Szotlender
Angela Johnson

OFFICERS	Daniel Dickson – Chief Executive Officer
Donald Gray – Chief Operating Officer
Elizabeth Senez – Chief Financial Officer
Gregory Blaylock – Vice President, Operations
Luis Castro – Senior Vice-President, Exploration
Dale Mah – Vice-President, Corporate Development
Bernard Poznanski – Corporate Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor – 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP
19th Floor – 885 West Georgia Street
Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange
Trading Symbol – EDR

New York Stock Exchange
Trading Symbol – EXK

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 19